UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MULTI-FINELINE ELECTRONIX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62541B101

(CUSIP Number)

Tan Chee Keong Roy

12 Ang Mo Kio Street 64

#01-01 UE BizHub CENTRAL

Singapore 569088

(65) 6818 8386

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  †☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 62541B101	Page 2 of 8 Pages

1	Names of reporting persons United Engineers Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person HC

SCHEDULE 13D

CUSIP No. 62541B101	Page 3 of 8 Pages

1	Names of reporting persons UE Centennial Venture Pte. Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person HC

SCHEDULE 13D

CUSIP No. 62541B101	Page 4 of 8 Pages

1	Names of reporting persons WBL Corporation Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 62541B101	Page 5 of 8 Pages

1	Names of reporting persons WBL Technology (Private) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 62541B101	Page 6 of 8 Pages

1	Names of reporting persons United WBL Technology Pte. Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

SCHEDULE 13D

Page 7 of 8 Pages

Preliminary Note

This Amendment No. 2 to the Schedule 13D relating to Multi-Fineline Electronix, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on May 28, 2013, as amended by Amendment No. 1 filed on February 5, 2016 (as amended, the “Schedule 13D”). This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following immediately after the paragraph:

As of July 27, 2016, each of UWT and WT ceased to beneficially own any Shares following the consummation of the Merger (as described in Item 4).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the fourteenth full paragraph thereof:

The UEL Shareholder Approval was obtained on June 8, 2016, and the Company Stockholder Approval was obtained on June 17, 2016. The Merger was consummated on July 27, 2016, and in accordance with the terms of the Merger Agreement, each Share held by each of UWT and WT was cancelled and automatically converted into the right to receive a cash payment of $23.95 per Share. As a result, each of UWT and WT ceased to be a stockholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Parts (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a)-(b), (e) As a result of the Merger which was consummated on July 27, 2016, the Reporting Persons are no longer the beneficial owners of any Shares of the Issuer and ceased to have any power to vote or direct the vote, or any power to dispose or direct the disposition, of any Shares of the Issuer.

(c) Except for the consummation of the Merger referred to in Item 4 which is incorporated by reference herein, to the best knowledge of the Reporting Persons, none of the Reporting Persons or Related Persons has effected any transactions in the Shares during the past sixty days.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement, dated as of February 5, 2016 (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 5, 2016)

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2016

UNITED ENGINEERS LIMITED

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Group Chief Financial Officer

UE CENTENNIAL VENTURE PTE. LTD.

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director

WBL CORPORATION LIMITED

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director

WBL TECHNOLOGY (PRIVATE) LIMITED

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director

UNITED WBL TECHNOLOGY PTE. LTD.

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director